SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Chordiant Software, Inc.

(Name of Subject Company)

Chordiant Software, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

170404305

(CUSIP Number of Class of Securities)

Mr. Steven R. Springsteel

Chairman, President, and CEO

Chordiant Software, Inc.

20400 Stevens Creek Blvd., Suite 400

Cupertino, CA 95014

(408) 517-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Nancy H. Wojtas

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306-2155

(650) 843-5000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

PRESS RELEASE

Pegasystems to Acquire Chordiant Software

Pegasystems to make cash tender offer at $5.00 per share;

Combination expands product portfolio and increases global client base

CAMBRIDGE, Mass. and CUPERTINO, Calif. – March 15, 2010 – Pegasystems Inc., (NASDAQ: PEGA), the leader in business process management (BPM) software solutions, and Chordiant Software, Inc. (NASDAQ: CHRD), a leading provider of customer relationship management (CRM) software and services, today announced they have entered into a definitive agreement for Pegasystems to acquire Chordiant.

Under the terms of the agreement, Pegasystems will make a cash tender offer of $5.00 per share for all outstanding shares of Chordiant common stock for a total purchase price of up to approximately $161.5 million, assuming all outstanding shares are tendered. Upon satisfaction of the conditions to the tender offer and after such time as all shares tendered in the tender offer are accepted for payment, the agreement provides for the parties to effect, subject to customary conditions, a merger to be completed following the completion of the tender offer which would result in all shares not tendered in the tender offer being converted into the right to receive $5.00 per share in cash. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second calendar quarter of 2010. Chordiant reported revenue of $76.3 million and $52.3 million of cash and investments for its four quarters ended December 31, 2009. The boards of directors of both Pegasystems and Chordiant unanimously approved the definitive agreement.

Pegasystems’ commitment to innovation and customer success has resulted in ten consecutive quarters of record revenue. Its industry-leading Build for Change® technology is both fueling widespread BPM adoption and being widely embraced to improve customer experience. Chordiant’s predictive decision management solutions are renowned for delivering increased customer lifetime value to their clients.

The combined company’s expanded global customer base, including many of the world’s largest organizations, can now take advantage of these complementary solutions. Chordiant clients will be able to incorporate Pegasystems intent-driven process automation to enhance customer experience in their existing foundation and marketing solutions. Pegasystems’ clients can take advantage of Chordiant’s predictive decision management solutions, extensive CRM assets, and expertise in customer experience.

Many of the leading global systems integrators, who are part of Pegasystems’ growing alliance program, have also built practices around Chordiant software. The combination of the two companies would enable an expanded partner network to enhance their practices and realize incremental growth.

“This combination creates a broader portfolio which will offer an expanded client base new capabilities to meet next-generation CRM needs,” said Alan Trefler, Founder and CEO of Pegasystems. “We are excited to add Chordiant’s technology and domain expertise to bolster our previously announced investment plans in BPM and CRM.”

“We expect this acquisition to be accretive, but under the new purchase accounting rules, transactional costs are now expensed rather than included in the calculation of goodwill,” said Craig Dynes, CFO for Pegasystems. “Accordingly, significant closing costs, integration expenses and other purchase accounting valuation charges will be dilutive to GAAP reported earnings. However, on a non GAAP basis, excluding these one-time charges and the reduction in maintenance and other revenues that are currently recorded as deferred revenue on Chordiant’s balance sheet, we expect this transaction to be accretive by as much as $0.03 to Pegasystems’ 2010 earnings per share and by as much as $0.20 to Pegasystems’ 2011 earnings per share. Pegasystems has not yet provided guidance on 2011 earnings. We anticipate providing revised guidance giving effect to these purchase accounting adjustments as the closing of this transaction approaches.”

“We are excited to bring Pegasystems’ industry-leading Build for Change technology to help our clients further optimize customer experience,” commented Steven Springsteel, Chairman, President and CEO of Chordiant Software. “We expect that our customer base will welcome this news, and can look forward to the increased innovation that Pegasystems is known for, along with the many other benefits resulting from the mutual strengths and combined scale of our companies.”

Bridge Street Advisory Services, a division of Financial Telesis Inc., is acting as financial advisor to Pegasystems, and Wilson Sonsini Goodrich & Rosati P.C., is acting as legal advisor to Pegasystems. Morgan Stanley & Co. Incorporated is acting as financial advisor to the Board of Chordiant, and Cooley Godward Kronish LLP is acting as legal advisor to Chordiant.

Pegasystems and Chordiant will be hosting a conference call and live Webcast associated with this announcement at 9:00 a.m. ET on March 15, 2010. Dial-in information is as follows: (877) 348-9349 (domestic) or (678) 809-1406 (international).

To listen to the Webcast, log onto www.pega.com at least 5 minutes prior to the event’s broadcast and click on the Webcast icon in the Investor Relations section. A replay of the call will also be available on www.pega.com in the Investor Relations section Audio Archives link.

Safe Harbor Statement: This press release contains forward-looking statements that involve risks and uncertainties, including statements regarding completion of the acquisition; the impact of the acquisition on Pegasystems’ earnings per share, business performance and product offerings; and the impact of the combined product capabilities. Factors that could cause actual results to differ materially include the following: costs related to the proposed acquisition; the risk of failing to obtain any regulatory approvals or satisfy other conditions to the acquisition; the risk that the transaction will not close or that closing will be delayed; the risk that our respective businesses will suffer due to uncertainty related to the transaction; difficulties encountered in integrating merged businesses; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the acquisition; and whether the companies can successfully develop new products or modify existing products and the degree to which these gain market acceptance. Further information on potential factors that could affect our respective businesses and financial results are included Pegasystems’ and Chordiant’s filings with the Securities and Exchange Commission, including Pegasystems’

report on Form 10-K for the year ended December 31, 2009 and Chordiant’s report on Form 10-K for the year ended September 30, 2009, and Form 10-Q for the quarter ended December 31, 2009, respectively, which are on file with the Securities and Exchange Commission. There can be no assurance that the acquisition or any other transaction will be consummated.

Additional Information: The tender offer has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The tender offer will be made only pursuant to an offer to purchase and related materials that Pegasystems and its wholly-owned subsidiary intend to file with the Securities and Exchange Commission. Chordiant also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Chordiant stockholders and other investors should read these materials carefully when they are filed because they contain important information, including the terms and conditions of the tender offer. Chordiant stockholders and other investors will be able to obtain copies of these materials without charge from the Securities and Exchange Commission through its website at www.sec.gov, from Pegasystems (with respect to documents filed by Pegasystems with the Securities and Exchange Commission), or from Chordiant (with respect to documents filed by Chordiant with the Securities and Exchange Commission). Chordiant stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the tender offer.

RSS Feeds for Pegasystems Press Releases, Pegasystems Media Coverage, Pegasystems Webcasts, and Pegasystems Events

About Chordiant Software, Inc.

Chordiant Software optimizes the customer experience to help global brands multiply customer lifetime value. Chordiant arms marketing, customer service and customer loyalty executives with a suite of intelligent conversation management applications to deliver an order of magnitude improvement in customer experience. By maximizing the value of every conversation across all channels, Chordiant enables today’s fast-paced brands to engage more effectively with customers and quickly measure whether business strategies are succeeding, resulting in faster acquisition, improved competitiveness, less churn, and superior customer service. For more information please visit www.chordiant.com.

About Pegasystems

Pegasystems, the leader in Business Process Management, provides software to drive revenue growth, productivity and agility for the world’s most sophisticated organizations. Customers use our award-winning SmartBPM® suite to improve customer service, reach new markets and boost operational effectiveness.

Our patented SmartBPM technology makes enterprise applications easy to build and change by directly capturing business objectives and eliminating manual programming. SmartBPM unifies business rules and processes into composite applications that leverage existing systems – empowering businesspeople and IT staff to Build for Change®, deliver value quickly and outperform their competitors.

Pegasystems’ suite is complemented by best-practice frameworks designed for leaders in financial services, insurance, healthcare, government, life sciences, communications, manufacturing and other industries.

Headquartered in Cambridge, MA, Pegasystems has offices in North America, Europe and Asia. Visit us at www.pega.com.

Media Contacts:
Brian Callahan	Erica Burns
Pegasystems	PAN Communications
brian.callahan@pega.com	pega@pancomm.com
(617) 866-6364	(978) 474-1900
Twitter: @pegasystems

Derek Van Bronkhorst	Mo Mohmoud
Chordiant Software	Eastwick Communications
Derek.vanbronkhorst@chordiant.com	Chordiant@eastwick.com
(408) 517-6219	(650) 480-4058

All trademarks are the property of their respective owners.

###